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July 18, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:  Mara L. Ransom, Assistant Director
Office of Consumer Products

Re:                             Liberty Interactive Corporation
Amendment No. 1 to Schedule 14A (File No. 001-33982)

Liberty Expedia Holdings, Inc.
Amendment No. 2 to Form S-4 (File No. 333-210377)

Dear Ms. Ransom:

We hereby electronically file on behalf of Liberty Interactive Corporation (“Liberty Interactive” or “Liberty”), under the Securities Exchange Act of 1934, as amended, Amendment No. 1 to its Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement/Prospectus”), originally filed on June 13, 2016, and on behalf of Liberty Expedia Holdings, Inc. (“Splitco”), under the Securities Act of 1933, as amended, Amendment No. 2 to its Registration Statement on Form S-4 (the “Registration Statement”), originally filed on March 24, 2016, as amended by Amendment No. 1 filed on June 10, 2016, of which the Proxy Statement/Prospectus forms a part. Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

Set forth below are responses to comments 1–3 and 7–10 contained in your letter to Gregory B. Maffei, Chief Executive Officer of Liberty Interactive, and Richard N. Baer, Chief Legal Officer of Splitco, dated July 7, 2016 (the “SEC Letter”), regarding the Proxy Statement/Prospectus and the Registration Statement. For your convenience, each of our responses below is preceded by the Staff’s comment. The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letter. All section references refer to the corresponding sections of the Registration Statement filed herewith unless otherwise noted, and all page references in our responses are to the pages in the Registration Statement.

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General

1.                                      Comment:  With a view to understanding how Liberty Interactive’s board determined to recommend the split-off, disclose what other alternatives the board may have considered to accomplish the objective of a higher aggregate trading value of the common stock of

Liberty Ventures Group. In doing so, please tell us why the board opted to structure this transaction as a split-off and why the original spin-off structure was abandoned.

Response:  In evaluating trading discounts associated with its common stock over time, Liberty Interactive’s Board has continually reviewed alternative transactions with a view to creating stockholder value.  These transactions have included, among other things, dispositions of non-strategic assets, spin-off or split-off transactions involving businesses attributed to its Ventures Group, and a conversion of its Liberty Ventures common stock into its QVC Group common stock.  Because a spin-off or split-off transaction provides investors with greater transparency and focus with respect to the dominant business of the separated entity, and also reduces the complexity associated with the remaining assets and businesses attributed to its Ventures Group, Liberty Interactive’s Board viewed a transaction involving the separation of Splitco as providing the most likelihood for success in maximizing the aggregate value of its Liberty Ventures common stock and Splitco’s common stock.

Liberty Interactive’s Board determined to change the structure of the separation of Splitco to a split-off for two principal reasons.  First, a redemptive transaction, as compared to a transaction effected as a dividend under state law, was viewed to be a preferable structure with respect to the analysis of the transaction under applicable tax laws.  Second, because Splitco will own a significant percentage of the assets and businesses attributed to the Ventures Group, the Board determined that it would be more equitable to the holders of the QVC Group common stock if the transaction was effected as a redemption because the number of outstanding shares of Liberty Ventures common stock will be proportionately reduced.  Accordingly, following the split-off, the aggregate voting power and aggregate liquidation units associated with outstanding shares of Liberty Ventures common stock both will decrease as a percentage of the total voting power and total liquidation units, respectively, associated with Liberty Interactive’s outstanding stock.

2.                                      Comment:  Clarify which businesses, assets and liabilities currently attributed to Liberty Ventures Group will remain attributed to Liberty Ventures Group after consummation of the Split-Off.

Response:  We have revised the disclosure on pages 10-11 of the Registration Statement in response to the Staff’s comment.

3.                                      Comment:  In light of the complexity of the various voting arrangements, as evidenced in agreements, proxies, and charter documents, that have been entered into by Malone, Diller, Expedia, Liberty Interactive, and Splitco, in an appropriate place in the proxy statement/prospectus, please revise to provide a tabular summary of the various matters and manners in which each party has agreed to vote.

Response:  We have revised the disclosure on pages 144-147 of the Registration Statement in response to the Staff’s comment.

Liberty Interactive’s Corporate Structure, page 4

7.                                      Comment:  Where you refer to Diller’s ability to vote shares of Expedia directly, in an appropriate place in this Summary please clarify, if true, that the shares you are referring to are not those represented by the Diller proxy, which will be assigned to Splitco, and, instead, are those shares that Diller will continue to beneficially hold. Please also quantify that amount in terms of number of shares and percentage of vote.

Response:  We have revised the disclosure on page 6 of the Registration Statement in response to the Staff’s comment.

Factors relating to the Split-Off and the Split-Off Proposals, page 47

8.                                      Comment:  Tell us what consideration you gave to discussing the various agreements and organizational documents that impact voting control over you and Expedia.

Response:  We have revised the disclosure on page 62 of the Registration Statement in response to the Staff’s comment.

Capitalization, page 73

9.                                      Comment:  We have read your response to comment 12. We are unclear as to why the funding of the distribution will make such distribution a return of capital as opposed to a dividend, please explain in greater detail. Predominant practice in accounting appears to treat any distribution of cash or property as a distribution first of retained earnings, until eliminated, and subsequently a reduction of additional paid in capital. In addition, please explain how such distribution will be treated for tax purposes. We may have further comment.

Response:  The cash distribution has been considered a return of our investment both for book purposes (as described in our previous response) and tax purposes.  Pursuant to the plan of reorganization including the Split-Off, the cash distributed by Splitco to Liberty will be used to repurchase shares of Liberty’s outstanding stock pursuant to Liberty’s share repurchase program.  Provided that the Split-Off qualifies as a tax-free transaction under Section 355, Section 368(a)(1)(D) and related provisions of the Internal Revenue Code, Liberty’s receipt of the cash distribution from Splitco will not be taxable, provided that all of the distributed cash is used to repurchase Liberty stock as part of the plan of reorganization as currently intended. Liberty’s receipt of the cash distribution will reduce Liberty’s tax basis in the Splitco stock.  Therefore, we continue to believe that the appropriate treatment of the distribution, prior to the completion of the Split-Off, should be a reduction in additional paid in capital.

Financial Statements, page F-1

10.                               Comment:  We have read your response to comment 20. Due to the material change in the financial statements that will occur as a result of the split-off and probable loan and anticipated distribution, we believe pro forma financial statements would be material to investors and should be provided pursuant to Rule 11-01(b)(8) of Regulation S-X. Such pro forma financial statements should reflect the aforementioned transactions unless you determine they are not probable of occurring.

Response:  We have included pro forma financial statements on pages F-49 through F-58 of the Registration Statement to reflect the aforementioned transactions.

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If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm

Renee L. Wilm

cc:              Liberty Interactive Corporation

Gregory B. Maffei

Liberty Expedia Holdings, Inc.

Richard N. Baer